UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HELIOGEN, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

42329W 105

(CUSIP Number)

Eva Davis

Winston & Strawn LLP

333 S. Grand Avenue

Los Angeles, CA 90071-1543

Tel: 1-213-615-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42329W 105

1.	Names of Reporting Persons. William Gross
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,242,651
	8.	Shared Voting Power 15,771,769
	9.	Sole Dispositive Power 11,242,651
	10.	Shared Dispositive Power 15,771,769

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,014,420(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 1,672,612 shares of common stock and 9,570,039 shares issuable for vested and exercisable options within 60 days of March 28, 2023, beneficially held by Mr. Gross and with respect to which Mr. Gross has sole voting and dispositive power. Also includes 16,175 shares of common stock held by Idealab Studio, LLC (“Idealab Studio”) and includes 414,363 shares of common stock held by The Gross Goodstein Living Trust, dated April 18, 2006 (“Gross Trust”), of which Mr. Gross and his wife are co-trustees and may be deemed to share voting and dispositive power. The Gross Trust owns a majority of the class of securities entitled to elect two directors to Idealab Studio’s board of managers. Mr. Gross is the chairman and chief executive officer of Idealab Studio. Also includes 15,341,231 shares of common stock held by Idealab Holdings, LLC (“Idealab Holdings”). Idealab Holdings is a wholly owned subsidiary of Idealab, a California corporation (“Idealab”). Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

1.	Names of Reporting Persons. Idealab Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,341,231
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,341,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,231(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 15,341,231 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

1.	Names of Reporting Persons. Idealab
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 15,341,231
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 15,341,231

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,341,231(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person (See Instructions) HC, CO

[1]	Includes 15,341,231 shares of common stock held by Idealab Holdings. Idealab Holdings is a wholly owned subsidiary of Idealab. Idealab is managed by a board of directors consisting of Bill Gross, Marcia Goodstein (Mr. Gross’s wife) and Renee LaBran, and no single person has voting or dispositive authority over the securities reported herein. Mr. Gross may be deemed to share beneficial ownership of the securities held by Holdings. Each of the foregoing persons disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

[2]	This percentage is calculated based upon 191,442,304 shares of common stock outstanding as of November 4, 2022.

CUSIP No. 42329W 105

This amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Schedule 13D filed on May 31, 2022, as amended on February 13, 2023 (this “Schedule 13D”), by William Gross, Idealab, a California corporation (“Idealab”), and Idealab Holdings, LLC, a Delaware corporation (“Idealab Holdings”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

(a)	This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Heliogen, Inc., a Delaware corporation (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 130 W. Union Street, Pasadena, California 91103.

Item 4.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Effective February 5, 2023, Mr. Gross no longer serves as the chief executive officer of the Issuer and as a member of the Issuer’s board of directors. As disclosed in the Issuer’s Form 8-K filed on February 6, 2023, Mr. Gross has expressed his disagreement with the decision of the Issuer’s board of directors with respect to certain changes in management of the Issuer.

As previously disclosed in Amendment No. 1 to Schedule 13D filed by the Reporting Persons, any of the Reporting Persons may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, business, operations, capitalization, financial condition, strategic plans, and the future of the Issuer, including an acquisition of additional securities or extraordinary corporate transaction (such as a merger) (the “Item 4 Matters”). In connection with such discussions, the Reporting Persons are considering, exploring and/or developing plans and/or proposals (whether preliminary or final) with respect to the Item 4 Matters and whether to communicate with, among others, the Issuer, other stockholders, service providers and financing sources regarding the foregoing. The Reporting Persons have not determined the terms of any such plan or proposal, and no assurance can be given that any proposal will be made, or, if made, that it would be completed.

Any of the Reporting Persons may review, monitor and evaluate his or its investment in the Issuer at any time, whether in light of the discussions described herein or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D, including, without limitation, acquiring additional shares of common stock, disposing of some or all of shares of common stock, including in connection with Mr. Gross’ exercise of vested stock options, or any other actions described herein. Each of the Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his or its investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Amendment No. 2, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

See responses to Item 5 on each cover page.

Each Reporting Person expressly disclaims any assertion or presumption that he or it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days.

(d)	To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 42329W 105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2023

/s/ William Gross
WILLIAM GROSS

Idealab Holdings, LLC

By its managing member, Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: President

Idealab, a California corporation

By:	/s/ Marcia Goodstein
Name: Marcia Goodstein
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)